UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

Next Thing Technologies Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-2921567
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2180 Vista Way Unit B, #1096, Oceanside, California 92054

(Full mailing address of principal executive offices)

(858) 371-3151

(Issuer’s telephone number, including area code)

In this report, the term “Next Thing” or “the company” refers to Next Thing Technologies, Inc., a Delaware corporation.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report on Form 1-K. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2024 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make interim financial statements not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2024.

Overview

Next Thing Technologies, Inc was formed on August 26, 2019 under the laws of the state of Delaware, and is headquartered in Oceanside, California. Next Thing is a research and development and technology company creating technology for personal, commercial and government use. Next Thing is developing Next Bolt, which we intend to be an affordable, modular, safe, and easier-to-install battery for individuals and businesses.

Comparison of the results of operations for the six-months ended June 30, 2024, and June 30, 2023

Since its founding in 2019, the company has been supported by its founders and its offerings of securities under Regulation Crowdfunding and Regulation A while it has focused on efforts related to the initial development of the company’s core product. The company has not yet begun generating revenues.

Operating Expenses

In Interim 2024, the Company incurred $1,015,647 in operating expenses, as compared to $491,107 in operating expenses incurred in Interim 2024, representing a 107% increase.

Operating expenses of the Company were composed of General and administrative expenses and sales and marketing expense.

General and administrative expenses are comprised primarily of legal, payroll and contractor professional services related to establishing the business infrastructure, maintaining compliance, raising capital and technology development. The total expense amounted to $751,786 in Interim 2024 compared to $483,192 in Interim 2023, representing a 56% increase. This increase is mainly attributed to the increase in contractor expenses from $59,770 in Interim 2023 to $288,987 in 2024 or an increase by $229,217 or 383% due to expenses incurred in business infrastructure, maintaining compliance, raising capital and technology development objectives.

Sales and marketing expenses in Interim 2024 amounted to $263,861 from $7,915 in Interim 2023, an increase by $255,946 or 3,234% due to brand marketing, business development and capital raises in 2024 compared to 2023.

Other Income

Other income, consisting of interest income, amounted to $37,491 in Interim 2024 compared to $45,019 in Interim 2023 which is a decrease of $7,528 or 17%.

Net Loss

Accordingly, the company’s net loss amounted to $978,156 in Interim 2024 compared to $446,088 in Interim 2023, which is an increase of $532,068, or 119%.

Liquidity and Capital Resources

As of June 30, 2024, the company had $1,128,409 in cash and cash equivalents. We have also recorded the value of our trademark as an intangible asset of the company, carried at $923.

To date, the company’s operations have been financed through loans from its founders and stock purchases.

We believe that the proceeds from our current Regulation A offering, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 12 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Equity Issuances

During the year ended December 31, 2023, the company initiated a Regulation A offering of its Class A Common Stock, of which a portion of this offering including selling Class B stockholders. In the year ended December 31, 2023, the company issued 204,130 shares of Class A Common Stock at a price of $3.00 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $510,534. The company issued 113,772 shares of Class A common stock at a price of $3.00 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $203,640 in the six months ended June 30, 2024 and shares issued related to the $83,507 amounts received in the prior year. During the period of July 1, 2024, through September 27, 2024, the company raised approximately $143,000 under the Regulation A offering of its Class A common stock.

Plan of Operations

Our primary objective for this year is to secure the necessary capital to execute our strategic vision in what is a capital-intensive and competitive industry. Fundraising is essential to our success and will guide the extent to which we can pursue key initiatives. In parallel with raising capital, we will explore supplementary funding opportunities through grants, government programs, and strategic partnerships.

Contingent upon securing sufficient funding, our focus will shift to several operational priorities, including:

●	Developing documented case studies to facilitate partnership development.

●	Advancing next-generation prototypes as part of our ongoing research and development (R&D) efforts.

●	Hiring key personnel to strengthen our technical and operational teams.

●	Expanding intellectual property (IP), particularly in battery performance.

●	Pursuing manufacturing and licensing opportunities.

●	Applying for government incentives, grants, and tax credits, requiring dedicated resources.

●	Building a commercial-level prototype to enable business development, case study partnerships, and future sales.

●	Expanding lab capabilities and exploring collaborations with external research labs.

●	Developing lead channels for home services, supporting product distribution and sales, with potential early revenue.

●	Engineering a complementary technology that enhances battery performance and efficiency.

Our plan is flexible and scalable, with exact steps influenced by the level of funds raised. While our primary focus is on battery technologies, we will also explore tangential innovations that improve system efficiency and overall performance.

Given the iterative nature of R&D, timelines are subject to change. Currently, we anticipate having a production model within three years, pending successful completion of key milestones and sufficient funding.

We are excited about the potential our technology offers, but much of our ability to achieve these goals depends on securing the necessary funding. Each step will be carefully timed and scaled according to available capital, ensuring adaptability to market conditions while staying focused on long-term success.

Trend Information

In the views of management, the current global crises have put a focus on national security with relation to energy. In addition, everyone is seeing inflated energy prices down to a consumer level and increasing energy demands with electric vehicles and AI. As a result, interest in energy storage is increasing--if you are worried about rising energy prices, storing your own energy is seen as a potential solution. Further, infrastructure legislation has brought additional federal funding into the battery space, allowing for potential efficiencies when we are ready for production of Next Bolt.

We see a potential drawback as being increased competition in this space as more electric storage companies enter the market, which could result in competition for talent making it harder to hire research and development teams. Further, volatility of demand for lithium and other battery materials requires risk planning. This potentially makes it harder for us to enter into test markets. With increased costs and competition for talent, materials and manufacturing capacity, the timeline to launch products into market might be increased, which will affect our ability to spend money on R&D and other initiatives.

Additionally, with this additional competition there might be price pressure for our products. If the company is forced to engage in price wars to gain market share it might be compelled to lower its expenses in R&D and other parts of its operations.

financial STATEMENTS

NEXT THING TECHNOLOGIES, INC.

FINANCIAL STATEMENTS

UNAUDITED

JUNE 30, 2024 AND DECEMBER 31, 2023

NEXT THING TECHNOLOGIES, INC.

BALANCE SHEETS

UNAUDITED

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$1,128,409	$2,023,383
Interest receivable	1,470	4,808
Total current assets	1,129,879	2,028,191
Intangible assets	923	923
Property and equipment, net	21,131	16,949
Total assets	$1,151,933	$2,046,063

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$117,814	$118,960
Pending investments	-	83,507
Total liabilities	117,814	202,467

Commitments and contingencies

Stockholders’ equity (deficit):
Series Seed Preferred stock, $0.00001 par value, 2,620,394 shares authorized, 2,620,394 shares issued and outstanding as of both June 30, 2024 and December 31, 2023; liquidation preference of $5,083,564 as of June 30, 2024 and December 31, 2023	26	26
Class A common stock, $0.00001 par value, 32,000,000 shares authorized, 317,902 and 204,130 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	3	2
Class B common stock, $0.00001 par value, 18,000,000 shares authorized, issued and outstanding 12,198,957 and 18,000,000 as of both June 30, 2024 and December 31, 2023, respectively	122	180
Additional paid-in capital	5,270,241	5,100,492
Subscription receivable	(1,013)	-
Accumulated deficit	(4,235,260)	(3,257,104)
Total stockholders’ equity (deficit)	1,034,119	1,843,596
Total liabilities and stockholders’ equity (deficit)	$1,151,933	$2,046,063

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

UNAUDITED

	Six Months Ended
	June 30,
	2024	2023
Revenues	$-	$-

Operating expenses:
General and administrative	751,786	483,192
Sales and marketing	263,861	7,915
Total operating expenses	1,015,647	491,107

Loss from operations	(1,015,647)	(491,107)

Other income:
Interest income	37,491	45,019
Total other income	37,491	45,019

Net loss before income taxes	(978,156)	(446,088)

Provision for income taxes	-	-
Net loss	$(978,156)	$(446,088)

Weighted average common shares outstanding - basic and diluted	17,785,646	18,000,000

Net loss per common share - basic and diluted	$(0.055)	$(0.025)

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

UNAUDITED

	Series Seed		Common Stock				Additional		Total Stockholders’
	Preferred Stock		Class A		Class B		Paid-in	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balances at December 31, 2022	2,619,329	26	-	-	18,000,000	180	4,662,943	(1,923,979)	2,739,170
Adjustment of shares	1,065	-	-	-	-	-	-	-	-
Issuance of common stock pursuant to Regulation A offering	-	-	175,390	2		-	510,532	-	510,534
Issuance of Class A common stock sold by Class B shareholders			28,740	-	(28,740)	-	-	-	-
Offering costs	-	-	-	-	-	-	(72,983)		(72,983)
Net loss	-	-	-	-	-	-	-	(1,333,125)	(1,333,125)
Balances at December 31, 2023	2,620,394	$26	204,130	$2	17,971,260	$180	$5,100,492	$(3,257,104)	$1,843,596

	Series Seed		Common Stock				Additional			Total Stockholders’
	Preferred Stock		Class A		Class B		Paid-in	Subscription	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	(Deficit)
Balances at December 31, 2023	2,620,394	$26	204,130	$2	17,971,260	$180	$5,100,492	$-	$(3,257,104)	$1,843,596
Issuance of common stock pursuant to Reg A offering	-	-	102,992	1	-	-	254,807	(1,013)	-	253,795
Repurchase of Class B common stock	-	-	-	-	(5,761,523)	(58)	(2)	-	-	(60)
Offering costs	-	-	-	-	-	-	(85,056)	-	-	(85,056)
Issuance of Class A common stock sold by Class B shareholders	-	-	10,780	-	(10,780)	-	-		-	-
Net loss	-	-	-	-	-	-	-		(978,156)	(978,156)
Balances at June 30, 2024	2,620,394	$26	317,902	$3	12,198,957	$122	$5,270,241	$(1,013)	$(4,235,260)	$1,034,119

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

UNAUDITED

	Six Months Ended
	June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(978,156)	$(446,088)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,222	-
Change in operating assets and liabilities:
Accounts payable	(1,146)	17,071
Interest receivable	3,338	-
Net cash used in operating activities	(973,742)	(429,017)
Cash flows from investing activities:
Acquisition of property and equipment	(6,404)	-
Net cash used in investing activities	(6,404)	-
Cash flows from financing activities:
Issuance of common stock, pursuant to Reg A offering	202,628	-
Passthrough of Regulation A proceeds to selling shareholders	(32,340)	-
Repurchase of Class B common stock	(60)	-
Offering costs	(85,056)	-
Net cash provided by financing activities	85,172	-
Net change in cash and cash equivalents	(894,974)	(429,017)
Cash and cash equivalents at beginning of period	2,023,383	2,740,942
Cash and cash equivalents at end of period	$1,128,409	$2,311,925

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental Non-cash Financing activities:
Pending investment proceeds received in prior period	$83,507	$-

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLIGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Next Thing Technologies, Inc. (the “Company”) is a corporation formed on August 26, 2019 under the laws of Delaware. The Company is creating and investing in solutions focused on energy storage and renewable energy technologies. The Company is headquartered in Oceanside, California.

As of June 30, 2024, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $978,156 and $446,088 for the six months ended June 30, 2024 and 2023, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2024 and 2023. As of June 30, 2024, the Company had an accumulated deficit of $4,235,260. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

NEXT THING TECHNOLIGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2024, there was $461,089 of cash in excess of federally insured limits, and $332,830 in cash held in an insured money market financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets consist primarily of trademarks purchased in September 2019. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company did not recognize any impairment charge during the period ended June 30, 2024 and 2023.

Deferred Offering Costs

The Company complies with the requirements of Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

NEXT THING TECHNOLIGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Property and Equipment

Property and equipment is recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the Company’s property and equipment. The Company’s equipment is depreciated over a useful life of 5 years.

The Company periodically assesses property and equipment for impairment whenever events or circumstances indicate the carrying amount of an asset may exceed its fair value. If property and equipment is considered impaired, the impairment losses will be recorded on the statement of operations. The Company did not recognize any impairment losses during the period ended June 30, 2024 and 2023.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

NEXT THING TECHNOLIGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2024 and 2023, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items included stock options outstanding as of June 30, 2024 and December 31, 2023, and 2,620,394 shares of preferred stock outstanding (see Note 5).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment:

	June 30,	December 31,
	2024	2023
Equipment	$24,894	$18,490
Less: Accumulated depreciation	(3,763)	(1,541)
Property and equipment, net	$21,131	$16,949

Depreciation expense was $2,222 and $0 for June 30, 2024 and 2023, respectively.

NEXT THING TECHNOLIGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

5. STOCKHOLDERS’ EQUITY (DEFICIT)

As of June 30, 2024 and December 31, 2023, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 10,000,000 shares of preferred stock, with 2,620,394 designated as Series Seed Preferred Stock. 32,000,000 shares of Class A common stock and 18,000,000 shares of Class B common stock, all $0.00001 par value.

During the six months ended June 30, 2024, the Company’s Regulation A offering of its Class A common stock, of which a portion of this offering includes selling Class B stockholders. The Company issued 113,772 shares of Class A common stock at a price of $3.00 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $203,640 in the six months ending June 30, 2024 and shares issued related to the $83,507 amounts received in the prior year. The Company incurred $85,056 in offering costs associated with this offering. With this offering, the selling Class B shareholders sold 10,780 shares of Class A common stock, which were converted from Class B common stock in association with these sales. The proceeds from which of $32,340 were received by the Company and remitted to the selling shareholders.

During the year ended December 31, 2023, the Company initiated a Regulation A offering of its Class A common stock, of which a portion of this offering including selling Class B stockholders. The Company issued 204,130 shares of Class A common stock at a price of $3.00 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $510,534. The Company incurred $72,983 in offering costs associated with this offering. The Company also received $83,507 in amounts for shares to be issued for which shares had not yet been issued as of December 31, 2023, and therefore recorded such as a current liability pending issuance of such shares. With this offering, the selling Class B shareholders sold 28,740 shares of Class A common stock, which were converted from Class B common stock in association with these sales. The proceeds from which of $86,220 were received by the Company and remitted to the selling shareholders.

Each holder of Class A common stock will be entitled to one vote for each share of common stock held. Each holder of Class B common stock will be entitled to ten votes for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. Class B stockholders may convert shares of Class B common stock into shares of Class A common stock at the option of the holder at any time.

Holders of Series Seed Preferred Stock are entitled to various protective provisions, including dilution protected dividend rights ratable with common stockholders and conversion rights into Class A common stock at a dilution protected one-for-one rate at the holder’s option. Series Seed Preferred Stock is subject to mandatory conversion if and upon an initial public offering or upon a vote of the holders. Holders of Series Seed Preferred Stock have voting rights on an as converted basis with Class A common stock. Holders of Series Seed Preferred Stock are entitled to a liquidation preference of $1.94 per share, resulting in a liquidation preference of $5,083,564 as of June 30, 2024 and December 31, 2023. Preferred stockholders have one vote per share, and have liquidation preference over common stock.

As of June 30, 2024 and December 31, 2023, the Company had 317,902 and 204,130 shares of Class A common stock and 12,198,957 and 17,971,260 shares of Class B common stock outstanding, respectively.

In June 2024, the company repurchased 5,761,523 shares of Class B Common Stock from Salinity Ventures LLC for $60.

As of June 30, 2024 and December 31, 2023, the Company had 2,620,394 Preferred shares issued and outstanding.

NEXT THING TECHNOLIGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

2021 Equity Incentive Plan

On June 11, 2011, the Board approved and adopted the Company’s 2021 Equity Incentive Plan (the “Plan”) and reservation of 2,400,000 shares of Class A common stock for the Plan. As of June 30, 2024 and December 31, 2023, there were 56,772 options outstanding with a weighted average exercise price of $1.94 per share. There were 49,255 and 32,217 options exercisable as of June 30, 2024 and December 31, 2023, respectively.

The options had a nominal fair value and accordingly, no stock-based compensation was recorded.

The following is a summary of option activity pursuant to the Plan for the period ending June 30, 2024.

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2023	56,772	$1.94	$60,178
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of June 30, 2024	56,772	$1.94	$-
Exercisable as of June 30, 2024	49,255	$1.94	$-
Exercisable as of December 31, 2023	32,217	$1.94	$-

The options had a nominal fair value and accordingly, no stock-based compensation was recorded. Remaining unvested options as of June 30, 2024 vest over a remaining period of 7 months.

6. COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 28, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements except disclosed below:

During the period of July 1, 2024, through September 27, 2024, the Company raised approximately $143,000 under the Regulation A offering of its Class A common stock.

On August 13, 2024, 475,640 stock options were approved for issuance to certain employees and consultants of the Company. The options have an exercise price of $3.00 per share, vesting periods ranging from immediate to over 4 years, a life of 10 years from the grant date and are subject to the terms and conditions of the stock option plan of the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXT THING TECHNOLOGIES, INC.

By:	/s/ Jason Adams
Name:	Jason Adams
Title:	CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jason Adams
Jason Adams, Principal executive officer,
Principal financial officer, Principal accounting
officer, and director

Date: September 27, 2024